Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

1 May 2026

Commission file number: 001-10306

Form 6-K

NatWest Group plc

250 Bishopsgate

London

EC2M 4AA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-284008) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, capital generation pre-distributions, customer assets and liabilities growth rate, cost-income ratio, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance, ambitions, targets and metrics, including in relation to financed emissions and initiatives to transition to a net zero economy, such as our climate and transition finance activities.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s 2025 Annual Report on Form 20-F, NatWest Group’s Interim Management Statement for Q1 2026, and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments); and changes in interest rates and foreign currency exchange rates; business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments, the competitive environment; and the transfer of its EU corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital; reductions in the credit ratings; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the requirements of regulatory stress tests and the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits); and climate and sustainability risk (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk).

NatWest Group - Form 6-K Q1 2026 Results	2

Forward looking statements continued

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non- Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the SEC regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Caution on non-financial reporting

The processes we have adopted to define, collect and report data on our climate and sustainability related performance, as well as the associated metrics and disclosures in this document, are not subject to the same formal processes adopted for financial reporting in accordance with established reporting standards. They involve a higher degree of judgement, assumptions and estimates, including in relation to the classification of climate and sustainability related (including social, sustainability, sustainability linked, green, climate and transition) funding, financing and facilitation activities, than what is required for reporting of historical financial information prepared in accordance with established reporting standards. As a result, climate and sustainability-related disclosures may be amended, updated or restated over time. However, NatWest Group does not undertake to restate prior disclosures except where required by applicable law or regulation, even if subsequently available data or methodologies differ from those used at the time of the original disclosure. In addition, non-financial reporting systems are less developed than financial reporting systems, often involving manual processes and less robust controls, which may affect data quality and consistency.

Please also refer to the ‘Climate and sustainability-related risk factors’ on pages 287 to 289 of the NatWest Group plc 2025 Annual Report on Form 20-F, the 'Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements' on pages 2 to 3 of the NatWest Group plc 2025 Annual Report on Form 20-F, and the cautionary statement in the section entitled ‘Caution about climate-related metrics and data required for climate reporting’ on pages 70 to 72 of the NatWest Group plc 2025 Climate Transition Plan Report.

Caution about sustainability-related funding, financing and facilitation

Sustainability-related (including social, sustainability, sustainability-linked, green, climate, transition) funding, financing and facilitation currently represents only a relatively small proportion of NatWest Group's overall funding, financing and facilitation activities. Accordingly, disclosures relating to sustainability-related funding, financing and facilitation should be read in the context of NatWest Group's broader balance sheet, risk profile and funding, financing and facilitation activities, and should not be interpreted as indicative of NatWest Group's overall funding, financing or facilitation strategy.

NatWest Group - Form 6-K Q1 2026 Results	3

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term RBSH N.V. refers to RBS Holdings N.V. The term NWM N.V. Group refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term RBSI Ltd refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the three-month period ended 31 March 2026 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. Refer to appendix ‘Non-IFRS financial measures’ on page 43.

NatWest Group - Form 6-K Q1 2026 Results	4

Inside this report

Business performance summary		Financial statements and notes
6	Q1 2026 performance summary	37	Condensed consolidated income statement
7	Performance key metrics and ratios	38	Condensed consolidated statement of comprehensive income
9	Chief Financial Officer’s review	39	Condensed consolidated balance sheet
11	Retail Banking	40	Condensed consolidated statement of changes in equity
12	Private Banking & Wealth Management	41	Presentation of condensed consolidated financial statements
13	Commercial & Institutional	41	Litigation and regulatory matters
14	Central items & other	41	Post balance sheet events
15	Segment performance

Capital and risk management		Additional information
18	Capital, liquidity and funding risk	42	Other financial data
24	Credit risk	43	Non-IFRS financial measures
24	Economic drivers	48	Performance measures not defined under IFRS
28	Segment analysis - portfolio summary
29	Segment analysis - loans
29	Movement in ECL provision
30	ECL post model adjustments
31	Measurement uncertainty and ECL sensitivity analysis
32	Sector analysis - portfolio summary

NatWest Group - Form 6-K Q1 2026 Results	5

Q1 2026 performance summary

Chief Executive, Paul Thwaite, commented:

“NatWest Group’s strong performance in the first quarter of 2026 reflects our consistent delivery for customers and shareholders. Total income of £4.4 billion, total income excluding notable items(1) of £4.2 billion and an operating profit of £2.0 billion have all increased compared to Q1 2025, with a return on equity of 13.3% and a Return on Tangible Equity of 18.2% continuing our track record of delivering attractive returns.

Having raised our ambitions in February 2026, we have continued to make good progress against our strategic priorities in Q1 2026. We have started the year with positive momentum, underpinned by healthy customer activity - growing all of our three businesses, expanding our capabilities to meet more of our customers’ needs and further improving productivity as we use AI at scale across the bank.

NatWest Group has a vital role to play in the lives of our customers and in the communities we serve throughout the UK. The strength of our balance sheet, scale of our business and depth of our long-standing relationships mean that we can provide the funding, advice and expertise our 20 million customers need in order to navigate increasing uncertainty and to achieve their goals.”

Strong financial performance

We delivered a strong financial performance in Q1 2026, with attributable profit of £1.4 billion and earnings per share of 17.9 pence, up 15.5% compared with Q1 2025. Return on equity (RoE) was 13.3% and net asset value (NAV) per share increased by 14 pence to 490 pence compared to Q4 2025. Return on Tangible Equity (RoTE) of 18.2% drove strong capital generation pre-distributions of 65 basis points in the quarter and further growth in TNAV per share, up 16 pence to 400 pence.

Strong growth in our customer businesses while strengthening and deepening relationships

We made good progress against our strategic objectives and remain well placed to support our customers through the current macroeconomic uncertainty. This reflects our focus on strengthening customer relationships, priority customer segments and deepening customer connections.

•	Customer assets and liabilities (CAL) increased by £8.4 billion, or 0.9%, in the quarter and are 5.2% higher than Q1 2025, as we build towards our 2028 annual growth rate target of more than 4%.
•	Net loans to customers increased by £12.7 billion compared to Q4 2025. Net loans to customers excluding central items increased by £7.2 billion in the quarter, as we grew our Retail Banking mortgage book and increased Commercial & Institutional balances. In Commercial & Institutional we onboarded 24,000 new startups, 25% higher than Q1 2025, supported by targeted initiatives and an improved onboarding journey, assisted by AI agents.
•	Customer deposits increased by £2.5 billion compared to Q4 2025. Customer deposits excluding central items increased by £3.1 billion with growth in Corporate & Institutions partially offset by expected reductions in Retail Banking and Private Banking & Wealth Management which were impacted by seasonal tax payments.
•	Strong lending and deposit growth was partially offset by a £1.8 billion reduction in assets under management and administration (AUMA), impacted by negative market movements. AUM net inflows of £0.9 billion in the quarter were strong, with c.23,000 people investing with us for the first time.

We continue to leverage simplification to drive efficiency

We have generated over £100 million of additional cost savings in the first quarter, and our cost:income ratio of 46.9% improved 2.8 percentage points compared with Q1 2025. Our cost:income ratio (excl. litigation and conduct) of 46.5% improved 2.1 percentage points compared with Q1 2025. This has been driven by ongoing restructuring and increased investment, building on our strong technology foundation and accelerating our use of AI to deliver simpler and better customer experiences in a responsible way. We continued to support our customers with improvements to our digital journeys to meet their needs faster and more effectively.

Active balance sheet management creates capacity for growth to deliver attractive returns

We continued to actively manage lower returning capital to create capacity for redeployment, delivering £2.2 billion of benefits from RWA management actions. Increased capital velocity supports capital generation pre-distributions of 65 basis points in the quarter. Our Common Equity Tier 1 (CET1) ratio of 14.3% was c.30 basis points higher than Q4 2025.

We continue to maintain stable and diversified sources of funding with a strong loan:deposit ratio up 2% to 97% in Q1 2026 compared to Q4 2025, and liquidity position, with an average Liquidity Coverage Ratio (LCR) of 144%. The loan:deposit ratio (excl. repos and reverse repos), was up 1% in the quarter to 89%.

Outlook(2)

Based on our latest expectations for interest rates and economic conditions, we now expect income excluding notable items to be at the top end of our previously guided range of £17.2 - 17.6 billion.(3) Except for this strengthened guidance, we reaffirm the outlook provided in our full year 2025 results.

We are confident we will achieve our guidance however we recognise that market conditions are uncertain and we will refine our internal forecasts as the economic position evolves.

(1)	Refer to the Non-IFRS financial measures appendix for details of notable items.
(2)	The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2025 Annual Report on Form 20-F issued on 17 February 2026. All 2026 guidance excludes the expected impact of the forthcoming Evelyn Partners acquisition. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement
(3)	Management does not assess forward-looking "total income" as performance indicator of the business and therefore reconciliation of the forward-looking non-IFRS measure "total income excluding notable items" to an equivalent IFRS measure is not available without unreasonable efforts.

NatWest Group - Form 6-K Q1 2026 Results	6

Business performance summary

	Quarter ended
	31 March	31 December		31 March
	2026	2025		2025
Summary consolidated income statement	£m	£m	Variance	£m	Variance
Net interest income	3,394	3,441	(1.4%)	3,026	12.2%
Non-interest income	964	883	9.2%	954	1.0%
Total income	4,358	4,324	0.8%	3,980	9.5%
Litigation and conduct costs	(15)	(37)	(59.5%)	(44)	(65.9%)
Other operating expenses	(2,027)	(2,211)	(8.3%)	(1,935)	4.8%
Operating expenses	(2,042)	(2,248)	(9.2%)	(1,979)	3.2%
Profit before impairment losses	2,316	2,076	11.6%	2,001	15.7%
Impairment losses	(283)	(136)	108.1%	(189)	49.7%
Operating profit before tax	2,033	1,940	4.8%	1,812	12.2%
Tax charge	(526)	(462)	13.9%	(471)	11.7%
Profit for the period	1,507	1,478	2.0%	1,341	12.4%

Performance key metrics and ratios
Notable items within total income (1)	£135m	£52m	159.6%	£28m	nm
Total income excluding notable items (1)	£4,223m	£4,272m	(1.1%)	£3,952m	6.9%
Net interest margin (NIM) (1)	2.47%	2.45%	2bps	2.27%	20bps
Average interest earning assets (1)	£556bn	£557bn	(0.2%)	£542bn	2.6%
Cost:income ratio (excl. litigation and conduct) (1)	46.5%	51.1%	(4.6%)	48.6%	(2.1%)
Loan impairment rate (1)	26bps	13bps	13bps	19bps	7bps
Profit attributable to ordinary shareholders	£1,432m	£1,393m	2.8%	£1,252m	14.4%
Total earnings per share attributable to ordinary shareholders - basic	17.9p	17.4p	0.5p	15.5p	2.4p
Return on Tangible Equity (RoTE) (1)	18.2%	18.3%	(0.1%)	18.5%	(0.3%)
Climate and transition finance (2)	£10,477m	£11,451m	na	-	na

nm = not meaningful, na = not applicable

For the footnotes to this table refer to the following page.

NatWest Group - Form 6-K Q1 2026 Results	7

Business performance summary continued

	As at
	31 March	31 December		31 March
	2026	2025		2025
Balance sheet	£bn	£bn	Variance	£bn	Variance
Total assets	749.6	714.6	4.9%	710.0	5.6%
Loans to customers - amortised cost	431.6	418.9	3.0%	398.8	8.2%
Loans to customers excluding central items (1,3)	396.4	389.2	1.8%	371.9	6.6%
Loans to customers and banks - amortised cost and FVOCI	444.4	429.9	3.4%	409.5	8.5%
Total impairment provisions (4)	3.7	3.6	2.8%	3.5	5.7%
Expected credit loss (ECL) coverage ratio	0.84%	0.83%	1bps	0.86%	(2bps)
Customer deposits	445.5	443.0	0.6%	434.6	2.5%
Customer deposits excluding central items (1,3)	444.8	441.7	0.7%	433.4	2.6%
Assets under management and administration (AUMA) (1)	56.7	58.5	(3.1%)	48.5	16.9%
Customer assets and liabilities (CAL) (1)	900.1	891.7	0.9%	856.0	5.2%
Liquidity and funding
Average Liquidity Coverage Ratio (LCR) (5)	144%	147%	(3%)	151%	(7%)
Liquidity portfolio	233	238	(2%)	222	5%
Average Net Stable Funding Ratio (NSFR) (5)	134%	135%	(1%)	137%	(3%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	89%	88%	1%	85%	4%
Total wholesale funding	92	88	5%	87	6%
Short-term wholesale funding	29	28	4%	33	(12%)
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)	14.3%	14.0%	30bps	13.8%	50bps
Total capital ratio (6)	19.8%	19.3%	50bps	20.6%	(80bps)
Pro forma CET1 ratio (excl. foreseeable items) (7)	15.9%	15.4%	50bps	14.8%	110bps
Risk-weighted assets (RWAs)	196.0	193.3	1.4%	187.0	4.8%
UK leverage ratio	4.8%	4.8%	-	5.2%	(0.4%)
Tangible net asset value (TNAV) per ordinary share (1,8)	400p	384p	16p	347p	53p
Number of ordinary shares in issue (millions) (8)	7,971	7,995	(0.3%)	8,067	(1.2%)

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	NatWest Group uses its climate and transition finance framework to determine the assets, activities, acquisition targets and companies that are eligible to be included within its target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. This included both provision of committed (on and off-balance sheet) financing and facilitation. Climate and transition finance represents only a relatively small proportion of NatWest Group’s overall funding, financing and facilitation activities. The climate and transition finance framework is available on the NatWest Group website.
(3)	Central items includes Treasury repo activity.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 December 2025 - £0.1 billion; 31 March 2025 - £0.1 billion).
(5)	Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.
(6)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)	The pro forma CET1 ratio at 31 March 2026 excludes foreseeable items of £3,161 million: £2,553 million for ordinary dividends and £608 million foreseeable charges (31 December 2025 excludes foreseeable items of £2,758 million: £1,837 million for ordinary dividends and £921 million foreseeable charges. 31 March 2025 excludes foreseeable items of £1,875 million for ordinary dividends).
(8)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q1 2026 Results	8

Chief Financial Officer’s review

In the first quarter of 2026 we delivered a strong financial performance and continued to execute against our strategic objectives, with a RoE of 13.3% and total income of £4.4 billion. RoTE was 18.2% and total income excluding notable items was £4.2 billion. We have strengthened our income guidance and remain on track to meet the other targets set out in our full year results in February.

Net loans to customers increased £12.7 billion compared to Q4 2025 and customer deposits increased by £2.5 billion compared to Q4 2025. Net loans to customers excluding central items increased £7.2 billion in the quarter and customer deposits excluding central items increased £3.1 billion, despite elevated tax payments.

Our capital and liquidity position remains robust, with a CET1 ratio of 14.3% and an average LCR of 144%. Strong income generation and disciplined cost control translated into 65 basis points of capital generation in the quarter, including a further £2.2 billion of RWA management actions to create capacity for growth.

Strong growth while strengthening and deepening relationships

We are growing in ways that build and strengthen customer relationships, focusing on our priority segments and deepening customer connections.

•	Attributable profit was £1,432 million, earnings per share of 17.9 pence, up 15.5% compared with Q1 2025, RoE of 13.3% and RoTE of 18.2%.

•	Total income of £4.4 billion was broadly flat compared with Q4 2025 and £378 million higher than Q1 2025. Total income excluding notable items was £49 million lower than Q4 2025 reflecting the impact of two fewer days in the quarter, deposit outflows due to tax payments and lower mortgage margins. These impacts were partially offset by higher trading income and deposit margin expansion from strong hedge income. As a result, Q1 2026 net interest margin increased by 2 basis points in the quarter to 2.47%. Total income excluding notable items was £271 million higher than Q1 2025 principally due to deposit margin expansion and lending balance growth, partially offset by lower mortgage margins.

•	We continued to support our customers as net loans to customers increased by £12.7 billion to £431.6 billion compared to Q4 2025. Net loans to customers excluding central items increased by £7.2 billion in the quarter to £396.4 billion. This included a £3.8 billion increase in Commercial & Institutional balances, driven by growth in Corporate & Institutions, and a £3.3 billion increase in Retail Banking mortgage balances.

•	Customer deposits increased £2.5 billion to £445.5 billion compared to Q4 2025. Customer deposits excluding central items increased £3.1 billion during Q1 2026 to £444.8 billion. This primarily reflected £5.1 billion growth in Commercial & Institutional, driven by higher balances in Corporate & Institutions. This was partially offset by reductions in Retail Banking and Private Banking & Wealth Management which were impacted by seasonal tax outflows. Total term balances across the group were stable in Q1 2026 at 17%.

•	Customer assets and liabilities (CAL) increased by £8.4 billion, or 0.9%, in the quarter as lending and deposit growth was partially offset by a £1.8 billion reduction in assets under management and administration (AUMA), impacted by negative market movements.

Leveraging simplification

Our cost:income ratio of 46.9% has improved 2.8 percentage points compared with Q1 2025. Our cost:income ratio (excl. litigation and conduct) of 46.5% has improved 2.1 percentage points compared with Q1 2025 as we continued to make progress towards becoming a simpler, more agile and technology-driven bank, using our capabilities to support growth, productivity and trust. We’re leveraging our strong technology foundation to deliver bespoke customer solutions through responsible, sustainable AI.

•	Total operating expenses were £206 million lower than Q4 2025 and £63 million higher than Q1 2025. Other operating expenses were £184 million, or 8.3%, lower in the quarter primarily reflecting seasonally higher costs in Q4 2025 partially offset with higher reward and restructuring costs. Compared with Q1 2025, other operating expenses were £92 million, or 4.8%, higher. This was largely due to increased transformational activity, leading to higher costs associated with people and investment, as well as the impact of rewarding our people through the 2025 pay award. Other ongoing inflationary pressures were offset by underlying cost efficiencies.

NatWest Group - Form 6-K Q1 2026 Results	9

Chief Financial Officer’s review continued

Actively managing our balance sheet and risk to deliver attractive returns

We continue to proactively manage our balance sheet and maintain stable and diversified sources of funding to increase capital velocity.

•	A net impairment charge of £283 million, or 26 basis points of gross customer loans, including a multiple economic scenario (MES) update of c.£140 million.

•	Compared with Q4 2025, our ECL provision increased £0.2 billion to £3.7 billion and our ECL coverage ratio increased to 0.84%. We recognise the significant uncertainty in the economic outlook and whilst we are comfortable with the strong credit performance of our book, we retain post model adjustments (PMA) of £0.3 billion.

•	CET1 ratio increased c.30 basis points to 14.3% in Q1 2026. This included capital generation pre-distributions of 65 basis points, primarily comprising c.70 basis points of profit and c.5 basis points from a reduction in expected losses less impairment provisions following the MES update through impairment losses. This was partially offset by the increase in RWAs, c.20 basis points.

•	The average LCR decreased by 3% to 144% during Q1 2026, due to higher lending offset by higher deposits and issuance, and changes in outflow assumptions. Our primary liquidity decreased by £1.6 billion to £155.7 billion, of which £74.9 billion, or 48%, was cash and balances at central banks. Total wholesale funding increased by £3.4 billion in the quarter to £91.7 billion.

•	NAV per share increased by 14 pence to 490 pence compared to Q4 2025. TNAV per share increased by 16 pence in the quarter to 400 pence primarily reflecting the attributable profit for the period.

•	RWAs increased by £2.7 billion during Q1 2026 to £196.0 billion. This primarily reflected franchise lending growth partially offset by a further £2.2 billion benefit from RWA management actions.

NatWest Group - Form 6-K Q1 2026 Results	10

Business performance summary

Retail Banking

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Total income	1,684	1,699	1,540
Operating expenses	(719)	(799)	(681)
of which: Other operating expenses	(716)	(799)	(677)
Impairment losses	(184)	(114)	(109)
Operating profit	781	786	750

Return on equity (1)	24.6%	24.6%	24.5%
Net interest margin (1)	2.69%	2.70%	2.58%
Cost:income ratio (excl. litigation and conduct) (1)	42.5%	47.0%	44.0%
Loan impairment rate (1)	33bps	21bps	21bps

	As at
	31 March	31 December	31 March
	2026	2025	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	219.4	216.1	210.4
Customer deposits	202.2	202.6	195.7
Customer assets and liabilities (CAL) (1)	423.5	420.5	407.9
RWAs	70.2	68.5	66.8

During Q1 2026, Retail Banking delivered an operating profit of £781 million and a return on equity of 24.6%. This performance was supported by growth in mortgage stock share and stable deposit stock share compared to Q4 2025, alongside deposit margin expansion from strong hedge income.

We support over 19 million Retail Banking customers and continue to expand our reach to build new customer relationships. We announced a partnership with Rightmove, bringing our digital, end-to-end mortgage capability to where our customers are looking for their next home. In addition, we announced a partnership with Sainsbury’s Group to provide customers with credit cards, personal loans and instant access savings products. Our banking as a service proposition, NatWest Boxed, is live in the market and supporting balance sheet growth, and from Q1 2026 is reported in the Retail Banking segment. We continue to harness the power of AI to enhance the experience for both customers and colleagues, increasing operational leverage and driving low-cost growth. Compared with Q1 2025, our digital assistant Cora handled 11% higher chat volumes, with 20% handled by generative AI. Retail Banking provided £1.3 billion of climate and transition finance(2) in Q1 2026 from lending on EPC A and B-rated residential properties.

Q1 2026 performance

•	Total income decreased by £15 million, or 0.9%, compared with Q4 2025, reflecting the impact of seasonal customer tax outflows on deposit balances, lower asset margins and the impact of two fewer days in the quarter, partly offset by deposit margin expansion from strong hedge income and higher non-interest income, which benefitted from one-off items including an annual insurance profit share. Total income increased by £144 million, or 9.4%, compared with Q1 2025, driven by deposit margin expansion, as a result of increased hedge income, and lending balance growth, partly offset by lower asset margins.

•	Net interest margin decreased by 1 basis point compared with Q4 2025, largely reflecting the net interest income factors noted above.

•	Operating expenses decreased by £80 million, or 10.0%, compared to Q4 2025. Other operating expenses decreased by £83 million, or 10.4%, compared with Q4 2025, reflecting the non-repeat of the Q4 2025 annual bank levy and property exit costs, together with lower restructuring costs, fraud and lower investment spend. These reductions were partly offset by Bank of England levy and the inclusion of NatWest Boxed in the Retail Banking segment. Operating expenses increased by £38 million, or 5.6%, compared with Q1 2025. Other operating expenses increased by £39 million, or 5.8%, compared with Q1 2025, reflecting inclusion of NatWest Boxed costs in the Retail Banking segment, higher investment spend and higher Bank of England levy.

•	An impairment charge of £184 million, compared with a £114 million charge in Q4 2025, primarily reflecting the non-repeat of the mortgage securitisation benefit recognised in Q4 2025, alongside updates to multiple economic scenarios and increased Stage 3 flows largely as a result of strategic credit card portfolio growth in recent years.

•	Net loans to customers increased by £3.3 billion, or 1.5%, in Q1 2026 driven by an increase of £3.3 billion, or 1.6%, in mortgage balances and an increase of £0.3 billion, or 3.2%, in personal advances, partly offset by lower cards balances of £0.2 billion, or 2.4%, in the quarter.

•	Customer deposits decreased by £0.4 billion, or 0.2%, in Q1 2026, largely reflecting the impact of customers’ seasonal tax payments, partly offset by overall personal market growth.

•	RWAs increased by £1.7 billion, or 2.5%, in Q1 2026, primarily due to book movements and model updates.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Q1 2026 Results	11

Business performance summary continued

Private Banking & Wealth Management

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Total income	291	308	265
Operating expenses	(191)	(195)	(187)
of which: Other operating expenses	(191)	(195)	(187)
Impairment losses	(6)	(6)	(1)
Operating profit	94	107	77

Return on equity (1)	21.1%	23.6%	17.1%
Net interest margin (1)	2.73%	2.72%	2.59%
Cost:income ratio (excl. litigation and conduct) (1)	65.6%	63.3%	70.6%
Loan impairment rate (1)	13bps	13bps	2bps
AUM net flows (£bn) (1)	0.9	0.9	0.8
AUMA income (1,2)	83	84	75

	As at
	31 March	31 December	31 March
	2026	2025	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	19.0	18.9	18.4
Customer deposits	41.1	42.7	41.2
RWAs	11.4	11.4	11.3
Assets under management and administration (AUMA) (1,3)	56.7	58.5	48.5
of which:
Assets under management (AUM) (1)	43.3	43.7	36.7
Assets under administration (AUA) (1,3)	13.4	14.8	11.8
Customer assets and liabilities (CAL) (1,4)	115.5	119.0	107.0

During Q1 2026, Private Banking & Wealth Management delivered an operating profit of £94 million and return on equity of 21.1%. We saw strong AUM net inflows of £0.9 billion and a more than 50% uplift in ‘new-to-invest’ clients in the quarter, at c.23,000. We continued to enhance the digital experience within the Coutts app, with record mobile NPS of 56, including 60% more readers of the Chief Investment Officer’s articles and client engagement with personalised in-app messaging.

Private Banking & Wealth Management provided £0.1 billion of climate and transition finance(5) in Q1 2026, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

Q1 2026 performance

•	Total income decreased by £17 million, or 5.5%, compared with Q4 2025, primarily reflecting the non-repeat of adjustments relating to transactional fees and effective interest rate adjustment review of customer loan repayment behaviour in Q4 2025, as well as the impact of two fewer days in the quarter, partly offset by deposit margin expansion from strong hedge income. Total income increased by £26 million, or 9.8%, compared with Q1 2025 largely driven by deposit margin expansion from strong hedge income and AUMA balance growth.

•	Net interest margin was 1 basis point higher than Q4 2025, largely reflecting the net interest income factors noted above.

•	Operating expenses decreased by £4 million, or 2.1%, compared to Q4 2025. Other operating expenses decreased by £4 million, or 2.1%, compared with Q4 2025 largely driven by non-repeat of the Q4 2025 annual bank levy and lower non-staff costs, partially offset by the Bank of England levy, higher investment spend and restructuring costs. Operating expenses increased by £4 million, or 2.1%, compared to Q1 2025. Other operating expenses increased by £4 million, or 2.1%, compared with Q1 2025 largely due to higher investment spend.

•	An impairment charge of £6 million was in line with Q4 2025. Compared with Q1 2025, the impairment charge increased by £5 million largely reflecting higher good book charges driven by an update in multiple economic scenarios in Q1 2026 compared to good book releases in Q1 2025.

•	Net loans to customers increased by £0.1 billion, or 0.5%, in Q1 2026, driven by an increase in personal lending.

•	Customer deposits decreased by £1.6 billion, or 3.7%, in Q1 2026, largely reflecting the impact of seasonal tax outflows.

•	AUMA balances decreased by £1.8 billion, or 3.1%, in Q1 2026 primarily driven by negative market movements of £1.7 billion and AUA net outflows driven by gilt redemptions linked to seasonal tax outflows of £1.2 billion, partially offset by AUM net inflows of £0.9 billion and Cushon net inflows of £0.2 billion. AUM net flows as a percentage of opening balances are 8.2% on an annualised basis.

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services.
(3)	Includes £4.0 billion (31 December 2025 - £4.0 billion; 31 March 2025 - £3.0 billion) relating to Cushon, classified as held-for-sale.
(4)	CAL refers to customer deposits, gross loans to customers - amortised cost and AUMA. To avoid double counting, investment cash is deducted from CAL as it is reported within customer deposits and AUMA.
(5)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Q1 2026 Results	12

Business performance summary continued

Commercial & Institutional

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Net interest income	1,642	1,644	1,459
Non-interest income	593	668	683
Total income	2,235	2,312	2,142

Operating expenses	(1,111)	(1,254)	(1,044)
of which: Other operating expenses	(1,102)	(1,225)	(1,015)
Impairment losses	(94)	(19)	(78)
Operating profit	1,030	1,039	1,020

Return on equity (1)	18.3%	19.4%	19.3%
Net interest margin (1)	2.46%	2.45%	2.32%
Cost:income ratio (excl. litigation and conduct) (1)	49.3%	53.0%	47.4%
Loan impairment rate (1)	24bps	5bps	22bps

	As at
	31 March	31 December	31 March
	2026	2025	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	158.0	154.2	143.1
Customer deposits	201.5	196.4	196.5
Funded assets (1)	364.0	331.4	336.1
Customer assets and liabilities (CAL) (1)	361.1	352.2	341.1
RWAs	113.0	111.9	107.3

During Q1 2026, Commercial & Institutional delivered an operating profit of £1,030 million and a return on equity of 18.3%. Performance was supported by strong lending growth across key customer sectors. We continued to support social housing(2) with greater than £1.1 billion committed in Q1 2026 and we are on track to meet our £10 billion ambition by 2028, as well as continued support to start-ups where we have seen 25% growth in start-up customers compared with Q1 2025. We are continuing to improve our customer journeys through the deployment of AI-enabled capabilities. Four AI-enabled agents are now live across onboarding and mandates, supporting faster and more efficient processing while strengthening controls through embedded human oversight.

Commercial & Institutional provided £9.1 billion of climate and transition finance(3) in Q1 2026 to support customers investing in the transition to net zero.

Q1 2026 performance

•	Total income was £77 million, or 3.3%, lower than Q4 2025 primarily reflecting non-repeat of the Q4 2025 dividend received on restructuring of a strategic investment in Corporate & Institutions and the impact of two fewer days in the quarter, partially offset by strong lending growth across Corporate & Institutions and Commercial Mid-market,(4) and higher markets trading income. Total income was £93 million, or 4.3%, higher than Q1 2025 primarily due to deposit margin expansion from strong hedge income, customer lending growth, partially offset by lower markets trading income.

•	Net interest margin was 1 basis point higher than Q4 2025 reflecting deposit margin expansion.

•	Operating expenses were £143 million, or 11.4%, lower compared to Q4 2025. Other operating expenses were £123 million, or 10.0%, lower than Q4 2025 primarily reflecting the non-repeat of the Q4 2025 annual bank levy. Operating expenses were £67 million, or 6.4%, higher compared to Q1 2025. Other operating expenses were £87 million, or 8.6%, higher than Q1 2025 largely due to increased inflation, continued investment in the business and higher restructuring costs, partly offset by continued business simplification.

•	An impairment charge of £94 million in Q1 2026 compared with a £19 million charge in Q4 2025 largely reflecting higher charges driven by an update in the multiple economic scenarios in Q1 2026. Compared with Q1 2025, the impairment charge increased £16 million due to higher good book charges reflecting the updated multiple economic scenarios in Q1 2026, partially offset by lower Stage 3 charges.

•	Net loans to customers increased by £3.8 billion, or 2.5%, in Q1 2026, reflecting broad-based growth within Corporate & Institutions and Commercial Mid-market. Commercial Mid-market and Business Banking were impacted by client transfers.(4) UK Government scheme repayments were £0.4 billion in the quarter.

•	Customer deposits increased by £5.1 billion, or 2.6%, in Q1 2026 largely reflecting growth in interest-bearing savings balances in Corporate & Institutions. Commercial Mid-market and Business Banking were impacted by client transfers(5) and seasonality factors including client tax outflows.

•	RWAs increased by £1.1 billion, or 1.0%, compared with Q4 2025 primarily driven by book growth and increases in market risk and counterparty credit risk, partly offset by continued RWA management activity and CRDIV benefits.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Social finance and facilitation represents only a relatively small proportion of our overall financing and facilitation activities.
(3)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.
(4)	Client transfers from Commercial Mid-market to Business Banking in Q1 2026 of £0.8 billion. Comparatives have not been restated. Equivalent balance at the end of 31 December 2025 was £0.8 billion.
(5)	Client transfers from Commercial Mid-market to Business Banking in Q1 2026 of £1.7 billion. Comparatives have not been restated. Equivalent balance at the end of 31 December 2025 was £1.7 billion.

NatWest Group - Form 6-K Q1 2026 Results	13

Business performance summary continued

Central items & other

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Total income	148	5	33
Operating expenses	(21)	-	(67)
of which: Other operating expenses	(18)	8	(56)
Impairment releases/(losses)	1	3	(1)
Operating profit/(loss)	128	8	(35)
		As at
	31 March	31 December	31 March
	2026	2025	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	35.2	29.7	26.9
Customer deposits	0.7	1.3	1.2
RWAs	1.4	1.5	1.6

Q1 2026 performance

•	Total income was £143 million higher than Q4 2025 and £115 million higher than Q1 2025 primarily reflecting higher gains on interest and FX risk management derivatives not in hedge accounting relationships and foreign exchange recycling gains.

•	Operating expenses were £21 million higher compared to Q4 2025. Operating expenses were £46 million lower compared to Q1 2025. Other operating expenses were £26 million higher than Q4 2025 and £38 million lower than Q1 2025 primarily due to indirect cost allocation phasing across 2025.

•	Net loans to customers increased by £5.5 billion in Q1 2026 driven by reverse repo activity in Treasury.

•	Customer deposits decreased by £0.6 billion compared with Q4 2025 reflecting repo activity in Treasury.

NatWest Group - Form 6-K Q1 2026 Results	14

Segment performance

	Quarter ended 31 March 2026
	Retail	Private Banking	Commercial	Central items	Total NatWest
	Banking	& Wealth Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,562	196	1,642	(6)	3,394
Own credit adjustments	-	-	3	-	3
Other non-interest income	122	95	590	154	961
Total income	1,684	291	2,235	148	4,358
Direct expenses	(182)	(58)	(379)	(1,408)	(2,027)
Indirect expenses	(534)	(133)	(723)	1,390	-
Other operating expenses	(716)	(191)	(1,102)	(18)	(2,027)
Litigation and conduct costs	(3)	-	(9)	(3)	(15)
Operating expenses	(719)	(191)	(1,111)	(21)	(2,042)
Operating profit before impairment losses/releases	965	100	1,124	127	2,316
Impairment (losses)/releases	(184)	(6)	(94)	1	(283)
Operating profit	781	94	1,030	128	2,033

Total income excluding notable items (1)	1,684	291	2,232	16	4,223

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.2%
Return on equity (1)	24.6%	21.1%	18.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.5%	65.6%	49.3%	nm	46.5%
Total assets (£bn)	243.4	29.5	430.2	46.5	749.6
Funded assets (£bn) (1)	243.4	29.5	364.0	46.3	683.2
Net loans to customers - amortised cost (£bn)	219.4	19.0	158.0	35.2	431.6
Loan impairment rate (1)	33bps	13bps	24bps	nm	26bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	(0.1)	(1.0)	0.1	(2.2)
Customer deposits (£bn)	202.2	41.1	201.5	0.7	445.5
Risk-weighted assets (RWAs) (£bn)	70.2	11.4	113.0	1.4	196.0
Total customer assets and liabilities (CAL) (1)	423.5	115.5	361.1	na	900.1
RWA equivalent (RWAe) (£bn)	71.3	11.4	114.0	1.8	198.5
Employee numbers (FTEs - thousands)	12.3	2.1	12.9	31.4	58.7
Third party customer asset rate (1)	4.43%	4.54%	5.56%	nm	nm
Third party customer funding rate (1)	(1.60%)	(2.35%)	(1.36%)	nm	nm
Average interest earning assets (£bn) (1)	235.5	29.1	270.6	na	556.3
Net interest margin (1)	2.69%	2.73%	2.46%	na	2.47%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q1 2026 Results	15

Segment performance continued

	Quarter ended 31 December 2025
	Retail	Private Banking	Commercial	Central items	Total NatWest
	Banking	& Wealth Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,593	202	1,644	2	3,441
Own credit adjustments	-	-	(2)	-	(2)
Other non-interest income	106	106	670	3	885
Total income	1,699	308	2,312	5	4,324
Direct expenses	(231)	(67)	(441)	(1,472)	(2,211)
Indirect expenses	(568)	(128)	(784)	1,480	-
Other operating expenses	(799)	(195)	(1,225)	8	(2,211)
Litigation and conduct costs	-	-	(29)	(8)	(37)
Operating expenses	(799)	(195)	(1,254)	-	(2,248)
Operating profit before impairment losses/releases	900	113	1,058	5	2,076
Impairment (losses)/releases	(114)	(6)	(19)	3	(136)
Operating profit	786	107	1,039	8	1,940

Total income excluding notable items (1)	1,699	308	2,263	2	4,272

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.3%
Return on equity (1)	24.6%	23.6%	19.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.0%	63.3%	53.0%	nm	51.1%
Total assets (£bn)	240.3	30.5	391.9	51.9	714.6
Funded assets (£bn) (1)	240.3	30.5	331.4	51.6	653.8
Net loans to customers - amortised cost (£bn)	216.1	18.9	154.2	29.7	418.9
Loan impairment rate (1)	21bps	13bps	5bps	nm	13bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(1.0)	-	(2.2)
Customer deposits (£bn)	202.6	42.7	196.4	1.3	443.0
Risk-weighted assets (RWAs) (£bn)	68.5	11.4	111.9	1.5	193.3
Total customer assets and liabilities (CAL) (1)	420.5	119.0	352.2	na	891.7
RWA equivalent (RWAe) (£bn)	69.7	11.4	112.9	1.7	195.7
Employee numbers (FTEs - thousands)	11.5	2.1	12.3	32.8	58.7
Third party customer asset rate (1)	4.42%	4.66%	5.69%	nm	nm
Third party customer funding rate (1)	(1.63%)	(2.47%)	(1.41%)	nm	nm
Average interest earning assets (£bn) (1)	234.1	29.5	266.4	na	557.2
Net interest margin (1)	2.70%	2.72%	2.45%	na	2.45%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q1 2026 Results	16

Segment performance continued

	Quarter ended 31 March 2025
	Retail	Private Banking	Commercial	Central items	Total NatWest
	Banking	& Wealth Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,438	181	1,459	(52)	3,026
Own credit adjustments	-	-	6	-	6
Other non-interest income	102	84	677	85	948
Total income	1,540	265	2,142	33	3,980
Direct expenses	(166)	(59)	(379)	(1,331)	(1,935)
Indirect expenses	(511)	(128)	(636)	1,275	-
Other operating expenses	(677)	(187)	(1,015)	(56)	(1,935)
Litigation and conduct costs	(4)	-	(29)	(11)	(44)
Operating expenses	(681)	(187)	(1,044)	(67)	(1,979)
Operating profit/(loss) before impairment losses	859	78	1,098	(34)	2,001
Impairment losses	(109)	(1)	(78)	(1)	(189)
Operating profit/(loss)	750	77	1,020	(35)	1,812

Total income excluding notable items (1)	1,540	265	2,136	11	3,952

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.5%
Return on equity (1)	24.5%	17.1%	19.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	70.6%	47.4%	nm	48.6%
Total assets (£bn)	234.3	28.9	397.9	48.9	710.0
Funded assets (£bn) (1)	234.3	28.9	336.1	47.9	647.2
Net loans to customers - amortised cost (£bn)	210.4	18.4	143.1	26.9	398.8
Loan impairment rate (1)	21bps	2bps	22bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	-	(3.5)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	195.7	41.2	196.5	1.2	434.6
Risk-weighted assets (RWAs) (£bn)	66.8	11.3	107.3	1.6	187.0
Total customer assets and liabilities (CAL) (1)	407.9	107.0	341.1	na	856.0
RWA equivalent (RWAe) (£bn)	67.6	11.3	108.5	2.1	189.5
Employee numbers (FTEs - thousands)	11.9	2.2	12.8	32.5	59.4
Third party customer asset rate (1)	4.29%	4.83%	6.24%	nm	nm
Third party customer funding rate (1)	(1.87%)	(2.90%)	(1.71%)	nm	nm
Average interest earning assets (£bn) (1)	226.5	28.4	255.2	na	541.6
Net interest margin (1)	2.58%	2.59%	2.32%	na	2.27%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q1 2026 Results	17

Capital and risk management

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2025

CET1 ratio 14.3% (2025 – 14.0%)

The CET1 ratio increased by 30 basis points to 14.3% due to a £0.9 billion increase in CET1 capital partially offset by a £2.7 billion increase in RWAs.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £1.4 billion and other movements on reserves and regulatory adjustments of £0.2 billion partially offset by a foreseeable ordinary dividend accrual of £0.7 billion.

RWAs £196.0bn (2025 – £193.3bn)

Total RWAs increased by £2.7 billion to £196.0 billion reflecting:

•        a net increase in credit risk RWAs of £1.8 billion, mainly driven by franchise lending growth with a further increase driven by risk parameters and foreign exchange. These movements were partially offset by the benefit of RWA management actions;

•        an increase in market risk RWAs of £0.6 billion, chiefly driven by SVaR and the incremental risk charge;

•        an increase in counterparty credit risk RWAs of £0.3 billion, primarily due to updating illiquid collateral eligibility in securities financing transactions, partially offset by over-the-counter trades.

UK leverage ratio 4.8% (2025 – 4.8%)	The leverage ratio remained static at 4.8% due to a £0.9 billion increase in Tier 1 capital offset by an £18.7 billion increase in leverage exposure. The key drivers of the leverage exposure movement were an increase in trading assets and other financial assets partially offset by a decrease in other off balance sheet items.

MREL ratio 31.9% (2025 – 31.9%)

The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio remained static at 31.9% driven by a £0.9 billion increase in MREL partially offset by a £2.7 billion increase in RWAs.

MREL increased to £62.5 billion driven by a £0.9 billion increase in CET1 capital, a £0.5 billion increase in Tier 2 capital, and a £0.6 billion decrease in senior unsecured debt. The Tier 2 movement includes an increase of £0.6 billion for a $0.8 billion 5.908% Fixed-to-Fixed Reset Rate Subordinated Tier 2 Note issued in March 2026. The senior unsecured debt movement includes the redemption of a $1.0 billion 5.847% Senior Callable Fixed-to-Fixed Reset Rate Note and £0.5 billion 3.125% Senior Callable Fixed-to-Fixed Reset Note in March 2026 offset by a €0.8 billion Fixed-to-Floating Senior Unsecured Note due 2037 issued in February 2026.

Liquidity portfolio £233.4bn (2025 – £237.9bn)	The liquidity portfolio decreased by £4.5 billion to £233.4 billion compared with Q4 2025. Primary liquidity decreased by £1.6 billion to £155.7 billion, driven by higher lending and Treasury maturities partly offset by issuance and increased deposits. Secondary liquidity decreased by £3.0 billion due to reduced pre-positioned collateral at the Bank of England.

LCR average 144% (2025 – 147%)	The average Liquidity Coverage Ratio (LCR) decreased by 3% to 144% during Q1 2026, due to higher lending offset by higher deposits and issuance, and changes in outflow assumptions.

NSFR average 134% (2025 – 135%)	The average Net Stable Funding Ratio (NSFR) decreased by 1% to 134% during Q1 2026 driven by increased lending partly offset by increased deposits.

NatWest Group - Form 6-K Q1 2026 Results	18

Capital and risk management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.6%	2.2%	2.9%
Minimum Capital Requirements	6.1%	8.2%	10.9%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.3%	n/a	n/a
Overall capital requirement	10.3%	12.4%	15.1%
Capital ratios at 31 March 2026	14.3%	16.6%	19.8%
Headroom (3,4)	4.0%	4.2%	4.7%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2025 was CET1 3.7%, Total Tier 1 4.0% and Total Capital 4.2%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

NatWest Group - Form 6-K Q1 2026 Results	19

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Capital and leverage ratios

The tables below show key prudential metrics calculated in accordance with current PRA rules.

	31 March	31 December
	2026	2025
Capital adequacy ratios	%	%
CET1	14.3	14.0
Tier 1	16.6	16.4
Total	19.8	19.3

Capital	£m	£m
Tangible equity	31,860	30,736

Expected loss less impairment	-	(89)
Prudential valuation adjustment	(185)	(167)
Deferred tax assets	(775)	(804)
Own credit adjustments	28	42
Pension fund assets	(188)	(187)
Cash flow hedging reserve	878	752
Foreseeable ordinary dividends	(2,553)	(1,837)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges (2)	(608)	(921)
Other adjustments for regulatory purposes	(96)	(94)
Total regulatory adjustments	(3,864)	(3,670)

CET1 capital	27,996	27,066

Additional AT1 capital	4,571	4,555
Tier 1 capital	32,567	31,621

Tier 2 capital	6,283	5,754
Total regulatory capital	38,850	37,375

Risk-weighted assets
Credit risk	157,427	155,610
Counterparty credit risk	7,909	7,609
Market risk	5,079	4,474
Operational risk	25,595	25,595
Total RWAs	196,010	193,288

(1)	Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend-linked contribution.
(2)	The foreseeable charges of £608 million relates to share buybacks (31 December 2025 - £921 million).

	31 March	31 December
	2026	2025
Leverage	£m	£m
Cash and balances at central banks	78,966	85,182
Trading assets	56,817	46,537
Derivatives	66,408	60,789
Financial assets	523,567	505,609
Other assets	23,883	16,436
Total assets	749,641	714,553
Derivatives
- netting and variation margin	(63,035)	(58,769)
- potential future exposures	18,907	18,155
Securities financing transactions gross up	1,808	2,593
Other off balance sheet items	59,842	70,909
Regulatory deductions and other adjustments	(17,017)	(9,699)
Claims on central banks	(75,548)	(81,616)
Exclusion of bounce back loans	(925)	(1,172)
UK leverage exposure	673,673	654,954
UK leverage ratio (%)	4.8	4.8

NatWest Group - Form 6-K Q1 2026 Results	20

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Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the three months ended 31 March 2026.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2025	27,066	4,555	5,754	37,375
Attributable profit for the period	1,432	-	-	1,432
Foreseeable ordinary dividends	(716)	-	-	(716)
Foreign exchange reserve	(87)	-	-	(87)
FVOCI reserve	28	-	-	28
Own credit	(14)	-	-	(14)
Share-based remuneration and shares vested under employee share schemes	102	-	-	102
Goodwill and intangibles deduction	66	-	-	66
Deferred tax assets	29	-	-	29
Prudential valuation adjustments	(18)	-	-	(18)
New issues of capital instruments	-	-	553	553
Other capital instrument movements (1)	-	16	(53)	(37)
Expected loss less impairment	89	-	-	89
Other movements	19	-	29	48
At 31 March 2026	27,996	4,571	6,283	38,850

(1)	Other capital instrument movements include foreign exchange movements, accrued interest and fair value adjustments to capital instruments.

•	For CET1 movements refer to the key points on page 18.
•	Tier 2 movements of £0.5 billion include an increase of £0.6 billion for a $0.8 billion 5.908% Fixed-to-Fixed Reset Rate Subordinated Tier 2 Note issued in March 2026.
•	Within other movements for Tier 2 capital, there is an increase as a result of excess IRB provisions over expected losses in the period.

Capital generation pre-distributions

	31 March	31 December
	2026	2025
	£m	£m
CET1	27,996	27,066
CET1 capital pre-distributions (1)	28,712	31,171
RWAs	196,010	193,288

CET1 ratio (%) - opening at 1 January	14.00	13.61
CET1 ratio pre-distributions (%) - closing	14.65	16.13
Capital generation pre-distributions (%) (1)	0.65	2.52

(1)	The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions include ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

NatWest Group - Form 6-K Q1 2026 Results	21

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Risk-weighted assets

The table below analyses the movement in RWAs for the quarter ended 31 March 2026, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	155.6	7.6	4.5	25.6	193.3
Foreign exchange movement	0.2	-	-	-	0.2
Business movement	1.3	0.2	0.6	-	2.1
Risk parameter changes	0.3	-	-	-	0.3
Model updates	-	0.1	-	-	0.1
At 31 March 2026	157.4	7.9	5.1	25.6	196.0

The table below analyses segmental RWAs.

		Private Banking			Total
	Retail	& Wealth	Commercial	Central items	NatWest
	Banking	Management	& Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	68.5	11.4	111.9	1.5	193.3
Foreign exchange movement	-	-	0.2	-	0.2
Business movement	0.7	-	1.5	(0.1)	2.1
Risk parameter changes	0.1	-	0.2	-	0.3
Model updates	0.9	-	(0.8)	-	0.1
At 31 March 2026	70.2	11.4	113.0	1.4	196.0

Credit risk	60.8	9.7	85.5	1.4	157.4
Counterparty credit risk	0.2	-	7.7	-	7.9
Market risk	0.1	-	5.0	-	5.1
Operational risk	9.1	1.7	14.8	-	25.6
Total RWAs	70.2	11.4	113.0	1.4	196.0

Total RWAs increased by £2.7 billion to £196.0 billion during the period mainly reflecting:

•	An increase in risk-weighted assets from foreign exchange movements of £0.2 billion, primarily due to sterling depreciation versus the US dollar and appreciation versus euro.
•	An increase in business movements of £2.1 billion, primarily driven by credit risk reflecting franchise lending growth, partially offset by the benefit of RWA management actions. A further increase was driven by market risk, due to SVaR and the incremental risk charge. An increase in counterparty credit risk was primarily due to updating illiquid collateral eligibility in securities financing transactions, partially offset by over-the-counter trades.
•	An increase in risk parameters of £0.3 billion driven by movements in risk metrics within Commercial & Institutional and Retail Banking.
•	An increase in model updates of £0.1 billion driven by CRDIV model updates in Retail Banking partially offset by CRDIV model benefits in Commercial & Institutional.

NatWest Group - Form 6-K Q1 2026 Results	22

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Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value
	31 March 2026			31 December 2025
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	74,868	42,090	41,408	81,107	52,307	51,640
High quality government/MDB/PSE and GSE bonds (3)	67,464	49,714	49,714	61,438	42,214	42,214
Extremely high-quality covered bonds	4,404	4,404	4,404	4,415	4,414	4,414
LCR level 1 assets	146,736	96,208	95,526	146,960	98,935	98,268
LCR level 2 Eligible Assets (4)	8,991	8,168	8,168	10,325	9,466	9,466
Primary liquidity (HQLA) (5)	155,727	104,376	103,694	157,285	108,401	107,734
Secondary liquidity	77,647	77,647	77,647	80,647	80,647	80,647
Total liquidity value	233,374	182,023	181,341	237,932	189,048	188,381

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)	Includes Level 2A and Level 2B.
(5)	High-quality liquid assets abbreviated to HQLA.

NatWest Group - Form 6-K Q1 2026 Results	23

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Credit risk

Economic drivers

Introduction

The portfolio segmentation and selection of economic drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic drivers uses empirical analysis and expert judgement.

The most significant economic drivers for material portfolios are shown in the table below:

Portfolio	Economic drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios

At 31 March 2026, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios.

At 31 March 2026, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage to current risks faced by the economy and consider varying outcomes across inflation, interest rate, the labour market, asset price and economic growth, around which there remains pronounced levels of uncertainty.

Since 31 December 2025, the near-term economic growth outlook weakened, mainly due to rising energy prices following the Middle East conflict. To reflect the impact, changes have been made to the base case economic outlook. Inflation is likely to peak above 3.5%. Real incomes are expected to come under pressure, with economic growth slowing to 0.4%.

The unemployment rate is assumed to peak higher at 5.7%. Given the elevated risks of second round inflationary impacts, it is assumed that bank rates are paused at the current level. Asset prices show modest declines due to weaker growth and higher than anticipated interest rates.

At 31 March 2026, the extreme downside scenario was updated to further incorporate physical and transition climate risks.

High-level narrative - potential developments, vulnerabilities and risks
Growth	Outperformance - above trend growth as government support helps in consumer sentiment recovery	Upside
	Modest - soft in 2026, close to trend pace afterwards	Base case
	Stalling - cautious consumer and policy uncertainty weighs on activity	Downside
	Extreme stress - extreme fall in GDP followed by a weak recovery	Extreme downside
Inflation	Sticky - strong growth and/or wage policies keep services inflation above target in medium term	Upside
	Reversal - ongoing progress against inflation halted, inflation rises to around 3.5%	Base case
	Slow - swift fall to lower levels as demand shock dominates	Downside
	Stagflation - crystallisation of physical risks, acceleration of transition policy, surging energy prices and second round impacts, leading to double digit inflation	Extreme downside
Labour market	Recovery - job growth rebounds strongly, reversing much of the recent rise in unemployment rate	Upside
	Cooling continues - gradual loosening continues into 2026, before improving	Base case
	Job shedding - redundancies, reduced hours, building slack	Downside
	Depression - unemployment hits levels close to previous peaks amid severe stress	Extreme downside
Rates short-term	Cautious - higher growth and inflation keep the Monetary Policy Committee cautious	Upside
	Pause - rate cutting cycle on pause given the risk of second round inflation impacts.	Base case
	Supportive - sharp declines to support recovery	Downside
	Sharp rise - sharp rates tightening in response to double digit inflation	Extreme downside
Rates long-term	Above consensus - 4%	Upside
	Flat - 3.75%	Base case
	Low - 2%	Downside
	High - 4%	Extreme downside

NatWest Group - Form 6-K Q1 2026 Results	24

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Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below.

	2026					2025
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.1	1.1	0.3	(0.4)	1.0	2.1	1.4	0.5	0.1	1.2
Unemployment rate	4.3	5.4	6.0	7.3	5.5	4.3	5.1	5.6	7.0	5.3
House price index	6.0	1.2	(0.4)	(4.2)	1.4	5.7	3.3	0.6	(3.8)	2.6
Commercial real estate price	6.0	0.4	(1.6)	(5.3)	0.7	6.1	2.2	(0.3)	(5.0)	1.9
Consumer price index	2.2	2.3	1.7	4.3	2.5	2.6	2.4	2.4	1.8	2.3
Bank of England base rate	4.0	3.8	1.8	5.4	3.7	4.0	3.5	2.6	1.4	3.2
Stock price index	5.8	3.7	3.5	(0.3)	3.6	6.2	4.8	2.8	1.1	4.3
World GDP	3.7	3.0	2.5	1.6	2.9	3.7	3.1	2.5	2.2	3.0
Probability weight	22.5	45.0	18.3	14.2		22.4	45.0	19.5	13.1

(1)	The five-year summary runs from 2026-2030 for 31 March 2026 and from 2025-2029 for 31 December 2025.
(2)	The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Probability weightings of scenarios

NatWest Group applies a quantitative approach for IFRS 9 multiple economic scenarios by selecting specific discrete scenarios that represent the range of risks in the economic outlook and assigning appropriate probability weights.

The approach involves comparing GDP paths for NatWest Group’s scenarios against a set of model simulations to determine the percentile in the distribution that aligns most closely with each scenario.

The probability weight for the base case is determined first using judgement, while probability weights for the alternative scenarios are then assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. Given the balance of risks that the economies in which NatWest Group operates are exposed to, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. Skew between the upside scenario and downside scenarios was broadly similar to that at 31 December 2025. Compared to 31 December 2025, the base case was assigned the same weight. The downside scenario had a lower weight, which was consistent with the severity of the scenario and changes to the broader suite.

The extreme downside scenario had a higher weight which was deemed reasonable given the rising risk of stagflation.

It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22.5% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, an 18.3% weighting applied to the downside scenario and a 14.2% weighting applied to the extreme downside scenario.

NatWest Group - Form 6-K Q1 2026 Results	25

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Economic drivers continued

Annual figures

	GDP - annual growth						Consumer price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %		Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2026	1.2	0.4	(0.4)	(1.0)	0.3	2026	2.6	3.5	1.3	9.0	3.7
2027	3.2	1.0	(1.6)	(3.5)	0.4	2027	2.4	2.1	1.4	4.7	2.4
2028	2.6	1.5	1.1	0.6	1.6	2028	2.1	2.0	1.9	3.7	2.2
2029	1.7	1.4	1.3	1.0	1.4	2029	1.9	2.0	2.0	2.2	2.0
2030	1.6	1.4	1.3	1.0	1.4	2030	2.0	2.0	2.0	2.0	2.0

	Unemployment rate - annual average						Bank of England base rate - annual average
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %		Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2026	5.1	5.5	5.5	5.7	5.4	2026	3.94	3.75	2.80	5.25	3.83
2027	4.2	5.7	6.2	7.2	5.6	2027	4.00	3.75	1.52	6.75	3.82
2028	4.1	5.4	6.4	8.4	5.7	2028	4.00	3.75	1.50	5.89	3.70
2029	4.1	5.3	6.1	8.0	5.5	2029	4.00	3.75	1.50	5.06	3.58
2030	4.0	5.1	5.7	7.4	5.3	2030	4.00	3.75	1.77	4.26	3.52

	House price index - four quarter change						Stock price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %		Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2026	6.4	0.7	(4.3)	(5.9)	0.1	2026	13.8	(2.5)	(20.9)	(39.0)	(7.4)
2027	7.6	(1.8)	(6.6)	(12.4)	(1.8)	2027	5.6	5.2	8.1	4.8	5.7
2028	5.3	(0.5)	(0.7)	(12.0)	(0.4)	2028	3.5	5.2	12.9	18.1	7.2
2029	5.3	3.9	4.9	4.7	4.5	2029	3.5	5.3	11.5	15.3	6.9
2030	5.6	4.0	5.2	6.3	4.9	2030	3.1	5.3	10.4	13.3	6.5

	Commercial real estate price - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2026	11.9	(2.6)	(9.4)	(15.0)	(2.3)
2027	4.9	(2.1)	(9.5)	(22.4)	(4.1)
2028	5.8	2.8	4.1	3.9	4.0
2029	4.3	2.0	4.1	5.8	3.4
2030	3.0	2.0	4.0	5.0	2.9

NatWest Group - Form 6-K Q1 2026 Results	26

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Economic drivers continued

Worst points

	2026					2025
	Downside %	Quarter	Extreme Downside %	Quarter	Weighted Average %	Downside %	Quarter	Extreme Downside %	Quarter	Weighted Average %
GDP	(2.3)	Q2 2027	(4.8)	Q2 2027	-	-	Q4 2027	(3.8)	Q4 2026	-
Unemployment rate - peak	6.5	Q1 2028	8.5	Q2 2028	5.8	6.2	Q4 2027	8.5	Q4 2027	5.6
House price index	(12.7)	Q3 2028	(27.6)	Q1 2029	(2.6)	(2.4)	Q2 2028	(25.9)	Q2 2028	-
Commercial real estate price	(18.0)	Q4 2027	(35.0)	Q1 2028	(6.3)	(7.3)	Q2 2027	(33.3)	Q3 2027	-
Consumer price index
- highest four quarter change	1.1	Q1 2026	10.0	Q1 2027	3.7	3.8	Q3 2025	3.8	Q3 2025	3.8
Bank of England base rate - extreme level	1.5	Q1 2026	7.0	Q1 2027	3.9	2.0	Q1 2025	0.1	Q1 2025	2.8
Stock price index	(22.7)	Q1 2027	(44.8)	Q1 2027	(7.6)	(6.7)	Q4 2026	(47.7)	Q4 2026	-

(1)	The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest or lowest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2025 for 31 March 2026 scenarios and Q4 2024 for 31 December 2025 scenarios.

NatWest Group - Form 6-K Q1 2026 Results	27

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Credit risk continued

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	31 March 2026					31 December 2025
		Private Banking					Private Banking
	Retail	& Wealth	Commercial	Central items		Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	198,995	17,621	140,577	40,467	397,660	196,325	17,552	138,769	34,005	386,651
Stage 2	19,553	1,112	21,151	49	41,865	19,113	1,115	18,289	65	38,582
Stage 3	2,424	378	2,050	2	4,854	2,231	348	2,102	2	4,683
Of which: individual	-	324	1,081	-	1,405	-	276	1,180	-	1,456
Of which: collective	2,424	54	969	2	3,449	2,231	72	922	2	3,227
Total	220,972	19,111	163,778	40,518	444,379	217,669	19,015	159,160	34,072	429,916
ECL provisions (3)
Stage 1	334	15	289	7	645	335	13	256	10	614
Stage 2	467	14	372	1	854	424	13	357	2	796
Stage 3	1,151	55	1,037	1	2,244	1,075	50	1,048	2	2,175
Of which: individual	-	55	540	-	595	-	50	548	-	598
Of which: collective	1,151	-	497	1	1,649	1,075	-	500	2	1,577
Total	1,952	84	1,698	9	3,743	1,834	76	1,661	14	3,585
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.09	0.21	0.02	0.16	0.17	0.07	0.18	0.03	0.16
Stage 2 (%)	2.39	1.26	1.76	2.04	2.04	2.22	1.17	1.95	3.08	2.06
Stage 3 (%)	47.48	14.55	50.59	50.00	46.23	48.18	14.37	49.86	100.00	46.44
Total	0.88	0.44	1.04	0.02	0.84	0.84	0.40	1.04	0.04	0.83

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £78.0 billion (31 December 2025 - £84.1 billion) and debt securities of £81.5 billion (31 December 2025 - £78.4 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £7 million (31 December 2025 - £6 million) related to assets classified as FVOCI and £0.1 billion (31 December 2025 - £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions, including ECL for other non-loan assets and unutilised exposure, divided by loans - amortised cost and FVOCI.

NatWest Group - Form 6-K Q1 2026 Results	28

Capital and risk management continued

Credit risk continued

Segment analysis - loans

•	Retail Banking - Year-to-date balance sheet expansion was primarily attributed to growth in the mortgage portfolio. Asset quality remained consistent throughout Q1 2026, underscoring sustained customer resilience and disciplined risk management. Although portfolio performance was stable, ECL coverage for Retail Banking increased compared to 31 December 2025, due to updates in economic scenarios that incorporate increased global economic uncertainty due to the Middle East conflict. Overall, default rates held steady, however, unsecured flows into Stage 3 increased during the quarter, largely as a result of strategic credit card portfolio growth and seasoning since 2022.

•	Commercial & Institutional - Coverage increased modestly with rises in both ECL and balances. Strong underlying portfolio performance was offset by the impact of new economic scenarios, which led to an increase in Stage 1 and Stage 2 ECL. Stage 3 charges and flows to default remained subdued.

Movement in ECL provision

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2026	3,585
Changes in economic forecasts	140
Changes in risk metrics and exposure: Stage 1 and Stage 2	(16)
Changes in risk metrics and exposure: Stage 3	219
Judgemental changes: changes in post model adjustments for Stage 1,
Stage 2 and Stage 3	(34)
Write-offs and other	(151)
At 31 March 2026	3,743

•	ECL increased in Q1 2026, largely driven by updates to economic scenarios and associated weights to reflect increased geopolitical risk and weaker equity markets, with an adaptation to the extreme downside scenario to further incorporate physical and transition climate risks.

•	Stage 3 charges in Q1 2026 remain broadly stable overall with increases in Personal Stage 3 charges driven by seasoning of post-2022 unsecured lending growth, in line with expectations.

•	Judgemental ECL post model adjustments decreased by £34 million to £262 million (31 December 2025 - £296 million) representing 7.0% of total ECL (31 December 2025 - 8.3%), reflecting that for Non-Personal portfolios, more economic uncertainty is being captured by the models.

NatWest Group - Form 6-K Q1 2026 Results	29

Capital and risk management continued

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

			Private Banking
	Retail Banking		& Wealth	Commercial
	Mortgages	Other	Management	& Institutional	Total
31 March 2026	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	12	13
Economic uncertainty	45	41	9	125	220
Other adjustments	-	20	-	9	29
Total	45	61	10	146	262
Of which:
- Stage 1	37	35	3	53	128
- Stage 2	8	22	7	93	130
- Stage 3	-	4	-	-	4

31 December 2025
Deferred model calibrations	-	-	1	14	15
Economic uncertainty	44	42	11	149	246
Other adjustments	-	19	-	16	35
Total	44	61	12	179	296
Of which:
- Stage 1	33	38	4	73	148
- Stage 2	11	20	8	106	145
- Stage 3	-	3	-	-	3

Post model adjustments decreased since 31 December 2025 reflecting that for Non-Personal portfolios, the latest economic scenarios are capturing more economic uncertainty.

•	Retail Banking - As at 31 March 2026, the post model adjustment for economic uncertainty remained stable at £86 million (31 December 2025 - £86 million). The cost of living post model adjustment continued to address the risk in segments of the Retail Banking portfolio that were more susceptible to affordability challenges. It focused on key affordability factors, including overindebted borrowers, poor credit card affordability status and lower income customers in fuel poverty.

•	A £20 million post model adjustment remains as a judgemental measure while additional loss data is accumulated on the recently migrated Sainsbury’s Bank lending portfolio.

•	Commercial & Institutional - As at 31 March 2026, the post model adjustment for economic uncertainty decreased to £125 million (31 December 2025 - £149 million), reflecting a greater element of economic uncertainty being captured by the models.

•	The remaining £21 million (31 December 2025 - £30 million) of post model adjustments were for deferred model calibrations relating to refinance risk and to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk.

NatWest Group - Form 6-K Q1 2026 Results	30

Capital and risk management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

The recognition and measurement of ECL is complex and requires significant judgement and estimation, especially during times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objectives of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions used in the estimation.

Simulations were conducted to assess the impact of various economic scenarios, including base case, upside, downside and extreme downside scenarios. The potential ECL impacts reflected the simulated impact as at 31 March 2026. In the simulations, NatWest Group assumed that the economic macro variables associated with each scenario would replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario. These scenarios were applied to all modelled portfolios with the simulation affecting both probability of defaults and loss given defaults. Post model adjustments included in the ECL estimates were adjusted in line with the modelled ECL movements. However, adjustments that were judgemental in nature, such as those for deferred model calibrations and economic uncertainty, were not automatically recalculated. Instead, they will be re-evaluated by management through ECL governance for any new economic scenario outlook.

As expected, the scenarios created varying impacts on ECL by portfolio, and these impacts were deemed reasonable. The simulations assumed that existing modelled relationships between key economic variables and drivers would hold. However, in practice, other factors such as potential changes in customer behaviour and policy changes could also impact the wider availability of credit.

The focus of the simulations was on ECL provisioning requirements for performing exposures in Stage 1 and Stage 2. The simulations were run on a stand-alone basis and were independent of each other. Scenario impacts on SICR were considered when evaluating the ECL movements of Stage 1 and Stage 2.

Stage 3 provisions are not subject to the same level of measurement uncertainty, as default is an observed event as at the balance sheet date and defaulted loss given default is typically more impacted by borrower specific factors rather than economics. Therefore, Stage 3 provisions were not considered in this analysis.

					Extreme
		Base	Upside	Downside	downside
31 March 2026	Actual	scenario	scenario	scenario	scenario
Total Stage 1 and Stage 2 ECL (£m)	1,499	1,400	1,155	1,598	3,177
Variance to actual total Stage 1 and
Stage 2 ECL (£m)	-	(99)	(344)	99	1,678

31 December 2025
Total Stage 1 and Stage 2 ECL (£m)	1,410	1,301	1,186	1,464	2,660
Variance to actual total Stage 1 and
Stage 2 ECL (£m)	-	(109)	(224)	54	1,250

•	If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £1.7 billion (112%). This was mainly driven by the Non-Personal portfolios with significant falls in both the stock index and commercial real estate prices.

•	For the downside scenario (with 100% weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £0.1 billion (7%) with smaller movements in key economic variables.

NatWest Group - Form 6-K Q1 2026 Results	31

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
31 March 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	218,516	8,154	11,564	238,234	120,712	84,068	1,365	206,145	444,379
- UK	218,511	8,154	11,564	238,229	102,155	49,899	548	152,602	390,831
- Other Europe	5	-	-	5	7,184	19,384	354	26,922	26,927
- RoW	-	-	-	-	11,373	14,785	463	26,621	26,621
Loans by asset quality (3)	218,516	8,154	11,564	238,234	120,712	84,068	1,365	206,145	444,379
- AQ1-AQ4	121,924	109	884	122,917	48,796	77,775	937	127,508	250,425
- AQ5-AQ8	93,999	7,618	9,449	111,066	69,676	6,138	137	75,951	187,017
- AQ9	1,141	154	222	1,517	280	12	276	568	2,085
- AQ10	1,452	273	1,009	2,734	1,960	143	15	2,118	4,852
Loans by stage	218,516	8,154	11,564	238,234	120,712	84,068	1,365	206,145	444,379
- Stage 1	200,921	5,705	8,988	215,614	97,382	83,590	1,074	182,046	397,660
- Stage 2	16,141	2,176	1,567	19,884	21,370	335	276	21,981	41,865
- Stage 3	1,454	273	1,009	2,736	1,960	143	15	2,118	4,854
- Of which: individual	204	1	26	231	1,021	138	15	1,174	1,405
- Of which: collective	1,250	272	983	2,505	939	5	-	944	3,449
Loans - past due analysis	218,516	8,154	11,564	238,234	120,712	84,068	1,365	206,145	444,379
- Not past due	215,831	7,809	10,526	234,166	117,006	83,845	1,353	202,204	436,370
- Past due 1-30 days	1,413	74	94	1,581	2,347	173	-	2,520	4,101
- Past due 31-90 days	468	88	115	671	679	47	12	738	1,409
- Past due 91-180 days	298	71	104	473	52	-	-	52	525
- Past due >180 days	506	112	725	1,343	628	3	-	631	1,974
Loans - Stage 2	16,141	2,176	1,567	19,884	21,370	335	276	21,981	41,865
- Not past due	14,809	2,073	1,448	18,330	20,001	324	276	20,601	38,931
- Past due 1-30 days	1,077	44	49	1,170	1,052	3	-	1,055	2,225
- Past due 31-90 days	255	59	70	384	317	8	-	325	709
Weighted average life
- ECL measurement (years)	9	4	6	5	6	4	nm	6	6
ECL provisions by geography	281	564	1,149	1,994	1,581	149	19	1,749	3,743
- UK	280	564	1,149	1,993	1,394	100	6	1,500	3,493
- Other Europe	1	-	-	1	119	8	-	127	128
- RoW	-	-	-	-	68	41	13	122	122

For the notes to this table refer to page 35.

NatWest Group - Form 6-K Q1 2026 Results	32

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
31 March 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	281	564	1,149	1,994	1,581	149	19	1,749	3,743
- Stage 1	50	120	168	338	267	33	7	307	645
- Stage 2	37	224	207	468	374	7	5	386	854
- Stage 3	194	220	774	1,188	940	109	7	1,056	2,244
- Of which: individual	16	1	13	30	452	106	7	565	595
- Of which: collective	178	219	761	1,158	488	3	-	491	1,649
ECL provisions coverage (%)	0.13	6.92	9.94	0.84	1.31	0.18	1.39	0.85	0.84
- Stage 1 (%)	0.02	2.10	1.87	0.16	0.27	0.04	0.65	0.17	0.16
- Stage 2 (%)	0.23	10.29	13.21	2.35	1.75	2.09	1.81	1.76	2.04
- Stage 3 (%)	13.34	80.59	76.71	43.42	47.96	76.22	46.67	49.86	46.23
Loans by residual maturity	218,516	8,154	11,564	238,234	120,712	84,068	1,365	206,145	444,379
- ≤1 year	2,468	1,771	2,671	6,910	33,527	60,712	807	95,046	101,956
- >1 and ≤5 year	8,430	6,383	6,503	21,316	53,900	19,163	94	73,157	94,473
- >5 and ≤15 year	43,532	-	2,088	45,620	24,785	4,134	295	29,214	74,834
- >15 year	164,086	-	302	164,388	8,500	59	169	8,728	173,116
Other financial assets by asset quality (3)	-	-	-	-	4,472	28,381	126,635	159,488	159,488
- AQ1-AQ4	-	-	-	-	4,463	28,291	126,635	159,389	159,389
- AQ5-AQ8	-	-	-	-	9	90	-	99	99
Off-balance sheet	16,216	23,157	7,499	46,872	77,466	23,929	409	101,804	148,676
- Loan commitments	16,216	23,157	7,464	46,837	74,472	22,370	409	97,251	144,088
- Contingent liabilities	-	-	35	35	2,994	1,559	-	4,553	4,588
Off-balance sheet by asset quality (3)	16,216	23,157	7,499	46,872	77,466	23,929	409	101,804	148,676
- AQ1-AQ4	15,309	403	6,087	21,799	49,497	21,732	43	71,272	93,071
- AQ5-AQ8	895	22,670	1,373	24,938	27,625	2,161	-	29,786	54,724
- AQ9	2	13	10	25	28	-	366	394	419
- AQ10	10	71	29	110	316	36	-	352	462

For the notes to this table refer to page 35.

NatWest Group - Form 6-K Q1 2026 Results	33

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- UK	215,220	8,311	11,401	234,932	101,441	45,700	1,477	148,618	383,550
- Other Europe	9	-	-	9	7,010	14,059	351	21,420	21,429
- RoW	-	-	-	-	9,778	14,697	462	24,937	24,937
Loans by asset quality (3)	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- AQ1-AQ4	120,519	117	877	121,513	46,282	68,774	1,879	116,935	238,448
- AQ5-AQ8	92,296	7,817	9,360	109,473	69,665	5,535	131	75,331	184,804
- AQ9	1,075	135	208	1,418	292	6	265	563	1,981
- AQ10	1,339	242	956	2,537	1,990	141	15	2,146	4,683
Loans by stage	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Stage 1	197,939	5,988	8,977	212,904	97,779	73,959	2,009	173,747	386,651
- Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Stage 3	1,339	242	956	2,537	1,990	141	15	2,146	4,683
- Of which: individual	167	1	25	193	1,112	136	15	1,263	1,456
- Of which: collective	1,172	241	931	2,344	878	5	-	883	3,227
Loans - past due analysis	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Not past due	212,492	7,993	10,388	230,873	114,895	74,257	2,275	191,427	422,300
- Past due 1-30 days	1,510	71	92	1,673	2,261	137	-	2,398	4,071
- Past due 31-90 days	469	86	130	685	274	8	-	282	967
- Past due 91-180 days	275	62	104	441	110	6	-	116	557
- Past due >180 days	483	99	687	1,269	689	48	15	752	2,021
Loans - Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Not past due	14,521	1,979	1,335	17,835	17,605	343	266	18,214	36,049
- Past due 1-30 days	1,138	41	48	1,227	610	5	-	615	1,842
- Past due 31-90 days	292	61	85	438	245	8	-	253	691
Weighted average life
- ECL measurement (years)	9	4	6	5	7	4	nm	6	6
ECL provisions by geography	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- UK	270	520	1,088	1,878	1,367	103	5	1,475	3,353
- Other Europe	2	-	-	2	104	10	1	115	117
- RoW	-	-	-	-	61	42	12	115	115

nm = not meaningful

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Q1 2026 Results	34

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- Stage 1	45	125	172	342	228	37	7	272	614
- Stage 2	36	205	185	426	360	5	5	370	796
- Stage 3	191	190	731	1,112	944	113	6	1,063	2,175
- Of which: individual	16	1	12	29	453	110	6	569	598
- Of which: collective	175	189	719	1,083	491	3	-	494	1,577
ECL provisions coverage (%)	0.13	6.26	9.54	0.80	1.30	0.21	0.79	0.87	0.83
- Stage 1 (%)	0.02	2.09	1.92	0.16	0.23	0.05	0.35	0.16	0.16
- Stage 2 (%)	0.23	9.85	12.60	2.18	1.95	1.40	1.88	1.94	2.06
- Stage 3 (%)	14.26	78.51	76.46	43.83	47.44	80.14	40.00	49.53	46.44
Loans by residual maturity	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- ≤1 year	2,764	1,856	2,736	7,356	33,768	52,130	1,765	87,663	95,019
- >1 and ≤5 year	8,332	6,452	6,898	21,682	51,723	18,262	77	70,062	91,744
- >5 and ≤15 year	42,759	3	1,772	44,534	24,136	4,016	290	28,442	72,976
- >15 year	161,374	-	(5)	161,369	8,602	48	158	8,808	170,177
Other financial assets by asset quality (3)	-	-	-	-	4,513	28,490	129,532	162,535	162,535
- AQ1-AQ4	-	-	-	-	4,506	28,301	129,532	162,339	162,339
- AQ5-AQ8	-	-	-	-	7	189	-	196	196
Off-balance sheet	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- Loan commitments	14,799	22,696	7,514	45,009	75,723	21,555	501	97,779	142,788
- Contingent liabilities	-	-	36	36	2,881	1,476	-	4,357	4,393
Off-balance sheet by asset quality (3)	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- AQ1-AQ4	13,926	415	6,140	20,481	50,709	21,030	114	71,853	92,334
- AQ5-AQ8	859	22,205	1,283	24,347	27,525	1,924	12	29,461	53,808
- AQ9	4	11	12	27	61	-	375	436	463
- AQ10	10	65	115	190	309	77	-	386	576

(1)	Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International mortgages are reported in UK, reflecting the country of lending origination and includes crown dependencies.

(2)	Included within financial institutions is funds lending of £21.0 billion, including £16.7 billion subscription lines financing and £4.3 billion net asset value financing, and £11.5 billion of securitisation classified as private credit securitisation. Private credit securitisation is defined as senior securitisation financing secured on diversified portfolios of private loans to corporates.

(3)	AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

NatWest Group - Form 6-K Q1 2026 Results	35

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 March 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	215,614	19,884	2,736	238,234	46,837	35	338	468	1,188	1,994
Mortgages (1)	200,921	16,141	1,454	218,516	16,216	-	50	37	194	281
Credit cards	5,705	2,176	273	8,154	23,157	-	120	224	220	564
Other personal	8,988	1,567	1,009	11,564	7,464	35	168	207	774	1,149
Non-Personal	182,046	21,981	2,118	206,145	97,251	4,553	307	386	1,056	1,749
Financial institutions (2)	83,590	335	143	84,068	22,370	1,559	33	7	109	149
Sovereign	1,074	276	15	1,365	409	-	7	5	7	19
Corporate and other	97,382	21,370	1,960	120,712	74,472	2,994	267	374	940	1,581
Of which:
Commercial real estate	18,586	1,169	259	20,014	5,724	134	67	19	106	192
Mobility and logistics	12,864	4,713	84	17,661	10,472	548	25	48	40	113
Consumer industries	12,364	3,421	395	16,180	11,004	512	37	72	181	290
Total	397,660	41,865	4,854	444,379	144,088	4,588	645	854	2,244	3,743

31 December 2025
Personal	212,904	19,500	2,537	234,941	45,009	36	342	426	1,112	1,880
Mortgages (1)	197,939	15,951	1,339	215,229	14,799	-	45	36	191	272
Credit cards	5,988	2,081	242	8,311	22,696	-	125	205	190	520
Other personal	8,977	1,468	956	11,401	7,514	36	172	185	731	1,088
Non-Personal	173,747	19,082	2,146	194,975	97,779	4,357	272	370	1,063	1,705
Financial institutions (2)	73,959	356	141	74,456	21,555	1,476	37	5	113	155
Sovereign	2,009	266	15	2,290	501	-	7	5	6	18
Corporate and other	97,779	18,460	1,990	118,229	75,723	2,881	228	360	944	1,532
Of which:
Commercial real estate	17,838	1,272	294	19,404	6,646	162	55	22	120	197
Mobility and logistics	13,021	4,312	81	17,414	10,194	520	24	45	40	109
Consumer industries	12,875	2,912	389	16,176	11,149	496	33	68	199	300
Total	386,651	38,582	4,683	429,916	142,788	4,393	614	796	2,175	3,585

(1)	As at 31 March 2026, £145.8 billion, 66.7%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2025 - £144.2 billion, 67%). Of which, 49.5% were rated as EPC A to C (31 December 2025 - 48.8%).

(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

NatWest Group - Form 6-K Q1 2026 Results	36

Condensed consolidated income statement

for the period ended 31 March 2026 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Interest receivable	6,421	6,543	6,315
Interest payable	(3,027)	(3,102)	(3,289)
Net interest income	3,394	3,441	3,026
Fees and commissions receivable	832	835	802
Fees and commissions payable	(200)	(181)	(189)
Trading income	153	138	284
Other operating income	179	91	57
Non-interest income	964	883	954
Total income	4,358	4,324	3,980
Staff costs	(1,086)	(981)	(1,069)
Premises and equipment	(312)	(385)	(294)
Other administrative expenses	(364)	(583)	(350)
Depreciation and amortisation	(280)	(299)	(266)
Operating expenses	(2,042)	(2,248)	(1,979)
Profit before impairment losses	2,316	2,076	2,001
Impairment losses	(283)	(136)	(189)
Operating profit before tax	2,033	1,940	1,812
Tax charge	(526)	(462)	(471)
Profit for the period	1,507	1,478	1,341

Attributable to:
Ordinary shareholders	1,432	1,393	1,252
Paid-in equity holders	73	84	90
Non-controlling interests	2	1	(1)
	1,507	1,478	1,341

Earnings per share attributable to ordinary shareholders - basic	17.9p	17.4p	15.5p
Earnings per share attributable to ordinary shareholders - diluted	17.8p	17.2p	15.4p

NatWest Group - Form 6-K Q1 2026 Results	37

Condensed consolidated statement of comprehensive income

for the period ended 31 March 2026 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Profit for the period	1,507	1,478	1,341
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	5	11	6
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	17	(6)	4
FVOCI financial assets	2	(14)	14
Tax	2	(6)	2
	26	(15)	26
Items that do qualify for reclassification
FVOCI financial assets	32	66	34
Cash flow hedges (1)	(168)	190	183
Currency translation	(87)	5	(30)
Tax	32	(73)	(62)
	(191)	188	125
Other comprehensive (loss)/income after tax	(165)	173	151
Total comprehensive income for the period	1,342	1,651	1,492

Attributable to:
Ordinary shareholders	1,267	1,566	1,403
Paid-in equity holders	73	84	90
Non-controlling interests	2	1	(1)
	1,342	1,651	1,492

(1) Refer to footnote 3 and 4 of the condensed consolidated statement of changes in equity.

NatWest Group - Form 6-K Q1 2026 Results	38

Condensed consolidated balance sheet

as at 31 March 2026 (unaudited)

	31 March	31 December
	2026	2025
	£m	£m
Assets
Cash and balances at central banks	78,966	85,182
Trading assets	56,817	46,537
Derivatives	66,408	60,789
Settlement balances	8,148	645
Loans to banks - amortised cost	8,522	6,958
Loans to customers - amortised cost	431,563	418,881
Other financial assets	83,482	79,770
Intangible assets	7,224	7,292
Other assets	8,511	8,499
Total assets	749,641	714,553

Liabilities
Bank deposits	48,153	44,092
Customer deposits	445,461	442,998
Settlement balances	9,941	942
Trading liabilities	58,945	49,022
Derivatives	59,471	53,974
Other financial liabilities	70,214	67,599
Subordinated liabilities	6,642	6,123
Notes in circulation	3,113	3,164
Other liabilities	4,030	4,026
Total liabilities	705,970	671,940

Equity
Ordinary shareholders' interests	39,084	38,028
Other owners' interests	4,571	4,571
Owners' equity	43,655	42,599
Non-controlling interests	16	14
Total equity	43,671	42,613

Total liabilities and equity	749,641	714,553

NatWest Group - Form 6-K Q1 2026 Results	39

Condensed consolidated statement of changes in equity

for the period ended 31 March 2026 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (2)	earnings	Fair value	hedging (3,4)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	10,021	4,571	2,613	14,419	13	(752)	833	10,881	42,599	14	42,613
Profit attributable to ordinary shareholders
and other equity owners				1,505					1,505	2	1,507

Other comprehensive income
Realised gains on FVOCI equity shares					(12)				(12)		(12)
Remeasurement of retirement benefit schemes				5					5		5
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				17					17		17
Unrealised gains					46				46		46
Amounts recognised in equity						(260)			(260)		(260)
Retranslation of net assets							3		3		3
Losses on hedges of net assets							3		3		3
Reclassification of OCI to Income statement						92	(93)		(1)		(1)
Tax				(2)	(6)	42	-		34		34
Total comprehensive income				1,525	28	(126)	(87)	-	1,340	2	1,342

Transactions with owners
Paid-in equity dividends paid				(73)					(73)		(73)
Shares repurchased (1)	(54)		54	(313)					(313)		(313)
Employee share schemes				17					17		17
Shares vested under employee share schemes			70						70		70
Share-based remuneration				15					15		15
At 31 March 2026	9,967	4,571	2,737	15,590	41	(878)	746	10,881	43,655	16	43,671

(1)	As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 51 million shares, of which 0.6 million shares were repurchased in March 2026 and were settled and cancelled in April 2026. The total consideration for these shares, excluding fees, was £313.7 million, of which £3.2 million was related to shares repurchased in March 2026, which were settled and cancelled in April 2026. The nominal value of the shares cancelled was transferred to the capital redemption reserve.
(2)	Other statutory reserves consist of Capital redemption reserves of £3,384 million and Own shares held reserves of £(647) million.
(3)	The change in the cash flow hedging reserve is driven by an increase in swap rates in the year, where the portfolio of swaps is net receive fixed from an interest rate risk perspective. This is offset by realised accrued interest transferred into the income statement.
(4)	The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks, bank deposits and customer deposits.

NatWest Group - Form 6-K Q1 2026 Results	40

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2025 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 - issued May 2024) were adopted on 1 January 2026. The Group has made an accounting policy election to derecognise financial liabilities before the settlement date where they are settled using electronic payment systems that satisfy the specified conditions in IFRS 9. The amendments had no material impact on the financial performance or position of the Group.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Litigation and regulatory matters

NatWest Group plc’s 2025 Annual Report on Form 20-F, issued on 17 February 2026, included disclosures about NatWest Group's litigation and regulatory matters in Note 25. Set out below are the material developments in those matters (all of which matters have been previously disclosed) since publication of the 2025 Annual Report on Form 20-F.

Litigation

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means.

Discovery is complete though expert discovery is ongoing, and in March 2026, defendants filed a motion for summary judgment seeking dismissal of the claims, which is pending.

Oracle Securities Litigation

In January and February 2026, two substantially similar class action complaints were filed in New York state court against Oracle Corporation and the underwriters of a September 2025 bond offering by Oracle, including NWMSI. The complaint alleges that the offering documents for the bonds were materially misleading because they failed to disclose that, at the time of the bond offering, Oracle was already planning to further increase its debt to fund its Artificial Intelligence infrastructure expansion. On 4 March 2026, an amended complaint consolidated both actions into one.

The consolidated amended complaint seeks damages under the U.S. Securities Act of 1933 (the ‘Securities Act’), as amended, on behalf of those who purchased Oracle’s bonds. In connection with the bond offering, Oracle agreed to indemnify the underwriters against certain potential liabilities, including disclosure-based liability under the Securities Act. Defendants (including NWMSI) anticipate filing a motion to dismiss the consolidated amended complaint.

Regulatory matters

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM Plc traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, determined that a monitorship was no longer necessary as a result of NWM Plc’s notable progress in strengthening its compliance programme, certain of NWM Plc’s remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM Plc to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight. The court approved the agreement and extended NWM Plc’s obligations under the plea agreement and probation until December 2026.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs and findings that NWM Plc violated its probation term amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 284 to 286 of the NatWest Group plc 2025 Annual Report on Form 20-F.

Other customer remediation in Ulydien (formerly Ulster Bank Ireland DAC)

Ulydien identified other legacy issues leading to the establishment of remediation requirements. These remediation activities have now materially concluded.

3. Post balance sheet events

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 10.70 million shares since 31 March 2026 for a total consideration (excluding fees) of £63.53 million.

Other than as disclosed in this document, there have been no significant events between 31 March 2026 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

NatWest Group - Form 6-K Q1 2026 Results	41

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2026.

As at 31 March 2026
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1.0769	8,806
Retained income and other reserves	34,849
Owners’ equity	43,655

NatWest Group indebtedness
Trading liabilities - debt securities in issue	231
Other financial liabilities – debt securities in issue	67,821
Subordinated liabilities	6,642
Total indebtedness	74,694
Total capitalisation and indebtedness	118,349

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

NatWest Group - Form 6-K Q1 2026 Results	42

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 45.	The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.
Customer deposits excluding central items Refer to Segment performance on pages 15-17 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 39 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends excluding the volatility associated with derivative fair values.\Finance\0000012\Secret
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 46.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net loans to customers - amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio, calculated as net loans to customers - amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 47.	NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity, calculated as profit attributable to ordinary shareholders divided by average total equity.

NatWest Group - Form 6-K Q1 2026 Results	43

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 15-17 for components of calculation.

Net interest margin is net interest income as a percentage of average interest earning assets (IEA).

Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks - amortised cost, loans to customers - amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 15-17 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 46.	The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.
Segment return on equity Refer to table 8. Segment return on equity on page 47.	Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.
Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 45.	TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.
Total customer assets and liabilities (CAL) Refer to table 6. Total customer assets and liabilities (CAL) on page 47.

CAL comprises customers deposits and gross loans to customers (amortised cost), across the Retail Banking, Private Banking & Wealth Management and Commercial & Institutional segments. For the Private Banking & Wealth Management segment, CAL also includes AUMA, with an adjustment to deduct investment cash to avoid double counting, as investment cash is recognised within both customer deposits and AUMA.

The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 45.	Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group - Form 6-K Q1 2026 Results	44

Non-IFRS financial measures continued

1. Total income excluding notable items

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Total income	4,358	4,324	3,980
Less notable items:
Commercial & Institutional
Own credit adjustments	3	(2)	6
Dividend received on restructuring of a strategic investment	-	51	-
Central items & other
Share of (losses)/gains of associate - Business Growth Fund	(1)	15	15
Interest and foreign exchange management derivatives not in hedge accounting relationships	38	17	7
Foreign exchange recycling gains	95	10	-
Loss on reclassification to disposal groups under IFRS 5	-	(39)	-
	135	52	28
Total income excluding notable items	4,223	4,272	3,952

2. Cost:income ratio (excl. litigation and conduct)

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Operating expenses	2,042	2,248	1,979
Less litigation and conduct costs	(15)	(37)	(44)
Other operating expenses	2,027	2,211	1,935

Total income	4,358	4,324	3,980

Cost:income ratio	46.9%	52.0%	49.7%
Cost:income ratio (excl. litigation and conduct)	46.5%	51.1%	48.6%

3. Tangible net asset value (TNAV) per ordinary share

	As at
	31 March	31 December	31 March
	2026	2025	2025
Ordinary shareholders' interests (£m)	39,084	38,028	35,562
Less intangible assets (£m)	(7,224)	(7,292)	(7,537)
Tangible equity (£m)	31,860	30,736	28,025

Ordinary shares in issue (millions) (1)	7,971	7,995	8,067

NAV per ordinary share (pence)	490p	476p	441p
TNAV per ordinary share (pence)	400p	384p	347p

(1)     The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q1 2026 Results	45

Non-IFRS financial measures continued

4. Operating expenses excluding litigation and conduct

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Other operating expenses
Staff expenses	1,070	966	1,055
Premises and equipment	309	383	294
Other administrative expenses	368	563	320
Depreciation and amortisation	280	299	266
Total other operating expenses	2,027	2,211	1,935

Litigation and conduct costs
Staff expenses	16	15	14
Premises and equipment	3	2	-
Other administrative expenses	(4)	20	30
Total litigation and conduct costs	15	37	44

Total operating expenses	2,042	2,248	1,979
Operating expenses excluding litigation and conduct	2,027	2,211	1,935

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Loans to customers - amortised cost	431,563	418,881	398,806
Less reverse repos	(37,784)	(32,817)	(30,258)
Loans to customers - amortised cost (excl. reverse repos)	393,779	386,064	368,548
Customer deposits	445,461	442,998	434,617
Less repos	(1,474)	(1,796)	(1,070)
Customer deposits (excl. repos)	443,987	441,202	433,547
Loan:deposit ratio (%)	97%	95%	92%
Loan:deposit ratio (excl. repos and reverse repos) (%)	89%	88%	85%

NatWest Group - Form 6-K Q1 2026 Results	46

Non-IFRS financial measures continued

6. Total customer assets and liabilities (CAL)

	As at
	31 March 2026				31 December 2025				31 March 2025
		Private Banking				Private Banking				Private Banking
	Retail	& Wealth	Commercial		Retail	& Wealth	Commercial		Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances to customers	221.3	19.1	159.6	400.0	217.9	19.0	155.8	392.7	212.2	18.5	144.6	375.3
Customer deposits	202.2	41.1	201.5	444.8	202.6	42.7	196.4	441.7	195.7	41.2	196.5	433.4
Assets under management and
administration (AUMA)	-	56.7	-	56.7	-	58.5	-	58.5	-	48.5	-	48.5
Less investment cash included in both
customer deposits and AUMA	-	(1.4)	-	(1.4)	-	(1.2)	-	(1.2)	-	(1.2)	-	(1.2)
CAL	423.5	115.5	361.1	900.1	420.5	119.0	352.2	891.7	407.9	107.0	341.1	856.0

7. NatWest Group Return on Tangible Equity

	Quarter ended
	31 March	31 December	31 March
	2026	2025	2025
	£m	£m	£m
Profit attributable to ordinary shareholders	1,432	1,393	1,252
Annualised profit attributable to ordinary shareholders	5,728	5,572	5,008
Average total equity	43,216	42,877	40,354
Adjustment for average other owners' equity and intangible assets	(11,760)	(12,431)	(13,228)
Adjusted total tangible equity	31,456	30,446	27,126
Return on equity	13.3%	13.0%	12.4%
Return on Tangible Equity	18.2%	18.3%	18.5%

8. Segment return on equity

	Quarter ended 31 March 2026			Quarter ended 31 December 2025			Quarter ended 31 March 2025
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	781	94	1,030	786	107	1,039	750	77	1,020
Paid-in equity cost allocation (£m)	(18)	(3)	(51)	(24)	(4)	(56)	(23)	(4)	(63)
Adjustment for tax (£m)	(214)	(25)	(245)	(213)	(29)	(246)	(204)	(20)	(239)
Adjusted attributable profit (£m)	549	66	734	549	74	737	523	53	718
Annualised adjusted attributable profit (£m)	2,197	262	2,937	2,195	297	2,949	2,092	212	2,872
Average RWAe (£bn)	70.4	11.4	113.8	69.7	11.3	109.3	66.9	11.1	106.8
Equity factor	12.7%	10.9%	14.1%	12.8%	11.1%	13.9%	12.8%	11.1%	13.9%
Average notional equity (£bn)	8.9	1.2	16.0	8.9	1.3	15.2	8.6	1.2	14.8
Return on equity	24.6%	21.1%	18.3%	24.6%	23.6%	19.4%	24.5%	17.1%	19.3%

NatWest Group - Form 6-K Q1 2026 Results	47

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA	AUMA comprises client assets under management (AUM) and client assets under administration (AUA) serviced through the Private Banking & Wealth Management segment and not recognised on NatWest Group’s balance sheet. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of customers of the Private Banking & Wealth Management, Retail Banking and Commercial & Institutional segments. AUA comprises i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.
AUMA income	AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.
AUM net flows	AUM net flows refers to net client cash inflows and outflows relating to investment products, both discretionary and advisory mandates serviced through the Private Banking & Wealth Management segment. AUM comprises assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of Private Banking & Wealth Management, Retail Banking and Commercial & Institutional customers.
Capital generation pre-distributions	Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.
Climate and transition finance	The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition finance framework, available on the NatWest Group website, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.
Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.
Wholesale funding	Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group - Form 6-K Q1 2026 Results	48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

1 May 2026